UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _______)[1]

Telephone and Data Systems, Inc. (Name of Issuer)

Common Shares, $0.01 par value (Title of Class of Securities)

879433100 (CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000
30 North LaSalle Street, Chicago, Illinois 60602
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 879433100	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trustees under Voting Trust under Agreement dated June 30, 1989, as amended

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A

8.	SHARED VOTING POWER – 6,220,795 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares, and are held by the reporting persons as trustees of a Voting Trust.

	9.	SOLE DISPOSITIVE POWER N/A

	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Same as 8

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)– Reporting persons beneficially own approximately 94.1% of the Series A Common Shares of the Issuer, representing approximately 10.6% of the Issuer's outstanding classes of Common Stock and 52.6% of the Issuer's voting power in matters other than the election of directors.[1] The holders of Series A Common Shares (together with holders of outstanding Preferred Shares) are entitled to elect eight of the twelve directors of the Issuer.

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1] Based on 52,086,604 TDS Common Shares, 6,608,604 Series A Common Shares and 68,052 Preferred Shares issued and outstanding on February 28, 2003

Schedule 13D
Issuer: Telephone and Data Systems, Inc.

        This Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended. This Schedule 13D reports the ownership of Series A Common Shares, par value $0.01 per share (“Series A Common Shares”), that are convertible into Common Shares, par value $0.01 per share (“Common Shares”), of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer”).

Item 1.     Security and Issuer.

        This statement relates to the Common Shares of the Issuer. The principal executive office of the Issuer is located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60603.

Item 2.     Identity and Background.

        This Schedule 13D is being filed by the trustees (“Trustees”) of the Voting Trust under Agreement dated June 30, 1989, as amended (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth Items 2(a) through 2(f) for each filing person.

        Voting Trust.         The Voting Trust is organized under Delaware law. The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., Suite 4000, 30 North LaSalle Street, Chicago, Illinois 60602.

        Trustees.         The information required under paragraphs (a) – (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

        The following is information required under paragraphs (d) and (e) for all filing persons.

        (d)        During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

        The Voting Trust holds Series A Common Shares pursuant to the voluntary agreement of the beneficiaries thereof. No funds were used by the Voting Trust to acquire any shares.

Item 4.     Purpose of Transaction.

        The Voting Trust holds Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders. Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares held in the trust.

     (a) — (j) — None.

Item 5.     Interest in Securities of the Issuer.

(a)

As of March 28, 2003, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,220,795 Series A Common Shares held by the Voting Trust, which are convertible into 6,220,795 Common

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 4 of 7

Shares. See Appendix A for additional Common Shares beneficially owned by each of the Trustees.

(b)	The following information is provided with respect to the shares held by the Voting Trust. See Appendix B for information with respect to other shares beneficially owned by each of the Trustees.

(i) Sole Power to Vote or Direct the Vote:

None.

(ii) Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of Series A Common Shares, which are convertible on a share-for-share basis into Common Shares. The Voting Trust holds and the Trustees vote 6,220,795 Series A Common Shares of the Issuer, representing approximately 94.1% of the outstanding Series A Common Shares. The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer. The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately 52.6% of the combined voting power of the Issuer.[1] Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii) Sole Power to Dispose or Direct the Disposition:

None.

(iv) Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5.I(b)(ii) above is incorporated herein by reference.

(c)	Except as disclosed below, no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees.

(i)	On January 20, 2003, a certificate holder of the Voting Trust withdrew 464 Series A Common Shares from the Voting Trust.

(ii)

On January 31, 2003, LeRoy T. Carlson, Jr., contributed voting trust certificates representing 858,380 Series A Common Shares to a family limited partnership in exchange for 500 general partnership units and 99,000 limited partnership units in such family limited partnership. On such date, Mr. Carlson’s wife also contributed voting trust certificates representing 4,313 Series A Common Shares

[1] Based on 52,086,604 TDS Common Shares, 6,608,604 Series A Common Shares and 68,052 Preferred Shares issued and outstanding on February 28, 2003.

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 5 of 7

to the family limited partnership in exchange for 500 general partnership units. On such date, Mr. Carlson made a gift to his wife of 35,640 limited partnership units in such family limited partnership. At the time of the gift, the family limited partnership was the owner of 862,693 voting trust certificates representing 862,693 Series A Common Shares.

(iii)	On February 27, 2003, Walter C.D. Carlson acquired 36 Common Shares pursuant to the Issuer’s Compensation Plan for Non-Employee Directors.

(iv)	On February 27, 2003, Letitia G.C. Carlson acquired 18 Common Shares pursuant to the Issuer’s Compensation Plan for Non-Employee Directors.

(v)	Effective March 28, 2003, the Voting Trust distributed 500 Series A Common Shares to a Voting Trust certificate holder.

(d)

Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

Under the Terms of the Voting Trust, all cash dividends are distributed to the beneficiaries of the Voting Trust. The Trustees do not have the power to sell any Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.

(e)	Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Voting Trust holds Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders. Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares held in the trust.

        The Voting Trust is the direct beneficial owner of Series A Common Shares, which are convertible on a share-for-share basis into Common Shares. The Voting Trust holds and the Trustees vote 6,220,795 Series A Common Shares of the Issuer, representing approximately 94.1% of the outstanding Series A Common Shares. The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer. The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately 52.6% of the combined voting power of the Issuer.[1] Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

Item 7.     Material to be Filed as Exhibits.

        (a)        Voting Trust Agreement, dated as of June 30, 1989, is hereby incorporated by reference to an exhibit to Post-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, No. 33-12943.

        (b)        Amendment dated as of May 9, 1991 to the Voting Trust Agreement dated as of June 30, 1989, is hereby incorporated by reference to Exhibit 9.2 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1991.

[1] Based on 52,086,604 TDS Common Shares, 6,608,604 Series A Common Shares and 68,052 Preferred Shares issued and outstanding on February 28, 2003.

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 6 of 7

        (c)        Amendment dated as of November 20, 1992, to the Voting Trust Agreement dated as of June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1(c) to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1992.

        (d)        Amendment dated as of May 22, 1998, to the Voting Trust Agreement dated as of June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on June 5, 1998.

        (e)        Amendment effective as of March 28, 2003, to the Voting Trust Agreement dated as of June 30, 1989, as amended, to cancel 500 voting trust certificates, is filed herewith.

        (f)        Amendment effective as of March 28, 2003, to the Voting Trust Agreement dated as of June 30, 1989, as amended, extending the term of the Voting Trust from June 30, 2009 to June 30, 2035, is filed herewith.

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2003	TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989, AS AMENDED
/s/ Walter C. D. Carlson* Walter C.D. Carlson
/s/ Letitia G.C. Carlson* Letitia G.C. Carlson
/s/ Prudence E. Carlson* Prudence E. Carlson
/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr.
	*By:	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr. Attorney-in-Fact for above Trustees*
*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Signature Page to Schedule 13D relating to the direct beneficial ownership in the Common Shares of Telephone and Data Systems, Inc. by the Voting Trust.

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 1 of 2 of Appendix A	Appendix A

Trustees of the Voting Trust

(I)	(a)	Name:
Walter C.D. Carlson
	(b)	Business Address:
Sidley Austin Brown & Wood 10 South Dearborn Street Chicago, Illinois 60603
	(c)	Present Principal Occupation or Employment:
Partner of the law firm of Sidley Austin Brown & Wood (see above for address)
	(f)	Citizenship:
United States
(II)	(a)	Name:
LeRoy T. Carlson, Jr.
	(b)	Business Address:
Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
	(c)	Present Principal Occupation or Employment:
President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)
	(f)	Citizenship:
United States

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 2 of 2 of Appendix A

(III)	(a)	Name:
Letitia G. Carlson
	(b)	Business Address:
2150 Pennsylvania Avenue, N.W. Washington, D.C. 20037
	(c)	Present Principal Occupation or Employment:
Physician and Assistant Professor of George Washington University Medical Center (see above for address)
	(f)	Citizenship:
United States
(IV)	(a)	Name:
Prudence E. Carlson
	(b)	Business Address:
10 White Street New York, New York 10013
	(c)	Present Principal Occupation or Employment:
Writer/Art Critic
	(f)	Citizenship:
United States

Schedule 13D Issuer: Telephone and Data Systems, Inc. Page 1 of 1 of Appendix B	Appendix B

Name	Number of Common Shares Beneficially Owned As of February 28, 2003	Percent of Class of Common Shares

LeRoy T. Carlson, Jr.	337,878(1)	*
Walter C.D. Carlson	2,235(2)	*
Letitia C.G. Carlson	1,682(3)	*
Prudence E. Carlson	194,738(4)	*

*       Less than 1% of class. All of such ownership involves sole power to vote or dispose of unless otherwise indicated below.

(1)       Includes (A) 305,871 Common Shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days, (B) 12,241 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust, (C) 5,111 Common Shares that may be acquired upon conversion of Series A Common Shares held by Mr. Carlson’s wife outside of the Voting Trust and (D) 1,120 Common Shares held by Mr. Carlson’s wife. Does not include Series A Common Shares held in the Voting Trust and which are reported above, of which 175,823 shares are held for the benefit of LeRoy T. Carlson, Jr., 1,338,773 shares are held by family partnerships, of which Mr. Carlson is a general partner, and 89,951 shares are held for the benefit of his wife, his children and others. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(2)       Does not include Series A Common Shares held in the Voting Trust reported above, of which 1,077,968 shares are held for the benefit of Walter C. D. Carlson, 476,080 shares are held by a family partnership, of which Mr. Carlson is a general partner, and 111,460 shares held for the benefit of his wife and children in the voting trust. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(3)       Does not include Series A Common Shares held in the Voting Trust, of which 1,058,417 shares are held for the benefit of Dr. Letitia G. C. Carlson, 476,080 shares are held by a family partnership, of which Dr. Carlson is a general partner, and 93,679 shares are held for the benefit of her husband and children. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Dr. Carlson in the Voting Trust.

(4)       Includes 194,728 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust. Does not include Series A Common Shares held in the Voting Trust, of which 1,000,671 shares are held for the benefit of Prudence E. Carlson, 476,080 shares are held by a family partnership, of which Ms. Carlson is a general partner, and 29,269 shares are held for the benefit of her husband and child. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Ms. Carlson in the Voting Trust.

Schedule 13D Issuer: Telephone and Data Systems, Inc. EXHIBITS	EXHIBITS

Amendments effective March 28, 2003

to

Voting Trust Agreement,

dated as of June 30, 1989, as amended

[Attached]

Amendment to the
Telephone and Data Systems, Inc. Voting Trust Agreement
dated as of June 30, 1989

        A Voting Trust Agreement (“Agreement”) was entered into as of June 30, 1989, between certain holders of the Series A Common Shares, par value $0.01 per share, of Telephone and Data Systems, Inc., a Delaware corporation (“Certificate Holders”), and Walter C. D. Carlson, Letitia G. C. Carlson, LeRoy T. Carlson, Jr., Melanie J. Heald and Donald C. Nebergall, as trustees. The presently acting trustees are Walter C. D. Carlson, Letitia G. C. Carlson, LeRoy T. Carlson, Jr., and Prudence E. Carlson (“Trustees”).

        Section 8.5 of the Agreement provides that the Agreement may be amended upon the consent in writing of an eight-vote majority of the Trustees and no less than ninety percent (90%) in interest of the Certificate Holders of record.

        Pursuant to Section 8.5 of the Agreement, the Agreement is hereby amended so as to authorize the trustees, immediately upon the approval of this amendment, to cancel the 500 voting trust certificates owned in the name of the Estate of Ross Carlson, and to distribute the Class A Voting Stock represented by those certificates to said estate. This cancellation and distribution shall have the effect of terminating the status of the said estate as a party to the Agreement. No such distribution shall be deemed a withdrawal and shall not be subject to any option to acquire pursuant to the Agreement.

        IN WITNESS WHEREOF, the following Trustees signify their approval of the foregoing amendment as of the date set opposite the name of each such Trustee.

Dated:	/d/ 3/28/03	/s/ Walter C. D. Carlson Walter C. D. Carlson (2 votes)
Dated:	/d/ 2/12/03	/s/ Letitia G.C. Carlson Letitia G. C. Carlson (2 votes)
Dated:	/d/ 2/18/03	/s/ LeRoy T. Carlson, Jr. Le Roy T. Carlson, Jr. (2 votes)
Dated:	/d/ 2/20/03	/s/ Prudence E. Carlson Prudence E. Carlson (2 votes)

IN WITNESS WHEREOF, the following Certificate Holders signify their approval of the foregoing amendment as of the date set opposite the name of each such Certificate Holder:

Dated:	/d/ 3/12/03	/s/ Arthur Anderson Arthur Anderson, custodian for Jacob Anderson, Certificate Holder
Dated:	/d/ 3/12/03	/s/ Arthur Anderson Arthur Anderson, custodian for Samuel Keith Anderson, Certificate Holder
Dated:	/d/ 3/12/03	/s/ Arthur Anderson Arthur Anderson, custodian for Melissa Katherine Anderson, Certificate Holder
Dated:	/d/ 3/12/03	/s/ Arthur I. Anderson Arthur I. Anderson, Certificate Holder
Dated:	/d/ 2/13/03	/s/ Eric Anderson Eric Anderson, Certificate Holder
Dated:	/d/ 2/16/03	/s/ Kendrick Anderson Kendrick Anderson, custodian for Jill Anderson, Certificate Holder
Dated:	/d/ 2/16/03	/s/ Kendrick Anderson Kendrick Anderson, custodian for Eve Anderson, Certificate Holder
Dated:	/d/ 2/12/03	/s/ LeRoy T. Carlson LeRoy T. Carlson, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Margaret D. Carlson Margaret D. Carlson, Certificate Holder
Dated:	/d/ 3/28/03	/s/ Walter C. D. Carlson, General Partner Milburn Limited Partnership
2
Dated:	/d/ 2/18/03	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., Certificate Holder
Dated:	/d/ 2/18/03	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., custodian for Anthony J. M. Carlson, Certificate Holder
Dated:	/d/ 2/19/03	/s/ Catherine Mouly Catherine Mouly, custodian for Anthony J. M. Carlson, Certificate Holder
Dated:	/d/ 2/14/03	/s/ Byron Wertz Byron Wertz, trustee for Anthony J. M. Carlson, Certificate Holder
Dated:	/d/ 2/18/03	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., custodian for Leo P. M. Carlson, Certificate Holder
Dated:	/d/ 2/19/03	/s/ Catherine Mouly Catherine Mouly, custodian for Leo P. M. Carlson, Certificate Holder
Dated:	/d/ 2/14/03	/s/ Byron Wertz Byron Wertz, custodian for Leo P. M. Carlson, Certificate Holder
Dated:	/d/ 2/19/03	/s/ Catherine Mouly Catherine Mouly, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Letitia G.C. Carlson Letitia G. C. Carlson, Certificate Holder
Dated:	/d/ 2/12/03	/s/ William Edwin Himwich William Edwin Himwich, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Letitia G.C. Carlson Letitia G. C. Carlson, custodian for

3
Elizabeth Williamina Carlson Himwich, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Letitia G.C. Carlson Letitia G. C. Carlson, custodian for Zoe M. C. Himwich, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Letitia G.C. Carlson Letitia G. C. Carlson, custodian for Neil Axel Carlson Himwich, Certificate Holder
Dated:	/d/ 2/12/03	/s/ William E. Himwich William E. Himwich, trustee, E. Williamina Carlson Himwich Trust 12/11/94, Certificate Holder
Dated:	/d/ 2/12/03	/s/ William E. Himwich William E. Himwich, trustee, Zoe M. C. Himwich Trust #2, Certificate Holder
Dated:	/d/ 2/12/03	/s/ William E. Himwich William E. Himwich, trustee, Neil A. C. Himwich 2000 Trust 12/26/00, Certificate Holder
Dated:	/d/ 2/20/03	/s/ Prudence E. Carlson Prudence E. Carlson, Certificate Holder
Dated:	/d/ 2/20/03	/s/ Richard Beckett Richard Beckett, Certificate Holder
Dated:	/d/ 2/20/03	/s/ Prudence E. Carlson Prudence E. Carlson, cust. for Ida Astrid Dorothea Beckett, Certificate Holder
Dated:	/d/ 3/28/03	/s/ Walter C. D. Carlson Walter C. D. Carlson, Certificate Holder
4
Dated:	/d/ 3/28/03	/s/ Walter C. D. Carlson Walter C. D. Carlson, custodian for Amanda Liv de Hoyos Carlson, Certificate Holder
Dated:	/d/ 2/14/03	/s/ Byron Wertz Byron Wertz, trustee for Amanda L. de Hoyos Carlson, Certificate Holder
Dated:	/d/ 2/18/03	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., trustee for Amanda L. Carlson, Certificate Holder
Dated:	/d/ 3/28/03	/s/ Walter C. D. Carlson Walter C. D. Carlson, custodian for Greta M. de Hoyos Carlson, Certificate Holder
Dated:	/d/ 2/14/03	/s/ Byron Wertz Byron Wertz, trustee for Greta M. de Hoyos Carlson, Certificate Holder
Dated:	/d/ 2/18/03	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., trustee for Greta M. Carlson, Certificate Holder
Dated:	/d/ 3/28/03	/s/ Walter C. D. Carlson Walter C. D. Carlson, custodian for Linnea Faith de Hoyos Carlson, Certificate Holder
Dated:	/d/ 2/18/03	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., custodian for Linnea F. Carlson, Certificate Holder
Dated:	/d/ 3/28/03	/s/ Debora M. de Hoyos Debora M. de Hoyos, Certificate Holder
Dated:		Dagmar Maldonado, as Executor of the Estate of Yvonne M. Carlson, deceased, Certificate Holder
5
Dated:	/d/ 2/12/03	/s/ Dorothea Hopkins Dorothea Hopkins, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Lester O. Johnson Lester O. Johnson Trust, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Frances Johnson Frances Johnson Trust, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Graham Johnson
/s/ Sharon Johnson Graham Johnson & Sharon Johnson, Certificate Holders
Dated:		Adam Maldonado, Certificate Holder
Dated:		Nicole Maldonado, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Donald C. Nebergall Donald C. Nebergall, as Trustee of the Donald C. Nebergall Trust, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Donald C. Nebergall Donald C. Nebergall, Trustee U/A dated 12/28/72, Certificate Holder
Dated:	/d/ 2/12/03	/s/ Donald C. Nebergall Donald C. Nebergall, Trustee U/A dated 12/31/76, Certificate Holder
Dated:	/d/ 2/14/03	/s/ Byron A. Wertz Byron A. Wertz Trust dated 11/21/97
6
Dated:	/d/ 2/14/03	/s/ Byron A. Wertz Byron Wertz, custodian for Allison M. Wertz, Certificate Holder
Dated:	/d/ 2/14/03	/s/ Byron A. Wertz Byron Wertz, custodian for Joseph E. Wertz, Certificate Holder
Dated:	/d/ 2/20/03	/s/ Florence Wertz Florence Wertz & John E. Wertz '81 Trust, Certificate Holder
Dated:	/d/ 2/20/03	/s/ Florence Wertz Florence Wertz, Certificate Holder
Dated:	/d/ 2/12/03	/s/ John Alan Wertz John Alan Wertz, Certificate Holder
Dated:	/d/ 2/13/03	/s/ Kristin Wertz Kristin Wertz, Certificate Holder
Dated:	/d/ 2/13/03	/s/ Maria Lundin Maria Lundin, Certificate Holder
Dated:	/d/ 2/24/03	/s/ Melissa A. Mouly Melissa A. Mouly
Dated:	/d/ 3/13/03	/s/ Raymond Mouly
/s/ Ruth Mouly Raymond and Ruth Mouly
Dated:	/d/ 2/12/03	/s/ Margaret M. Schlangen Margaret M. Schlangen
7
Dated:	/d/ 2/13/03	/s/ Maria Lundin Maria Lundin, custodian for Christopher George
Dated:	/d/ 2/13/03	/s/ Robert W. Nebergall Robert W. Nebergall, custodian for Nathan R. B. Nebergall
Dated:	/d/ 2/13/03	/s/ Robert W. Nebergall Robert W. Nebergall, custodian for Bartholomew W. C. Nebergall
8

Amendment to the
Telephone and Data Systems, Inc. Voting Trust Agreement
Dated: as of June 30, 1989

        A Voting Trust Agreement (“Agreement”) was entered into as of June 30, 1989, between certain holders of the Series A Common Shares, par value $0.01 per share, of Telephone and Data Systems, Inc., a Delaware corporation (“Certificate Holders”), and Walter C. D. Carlson, Letitia G. C. Carlson, LeRoy T. Carlson, Jr., Melanie J. Heald and Donald C. Nebergall, as trustees. The presently acting trustees are Walter C. D. Carlson, Letitia G. C. Carlson, LeRoy T. Carlson, Jr., and Prudence E. Carlson (“Trustees”).

        Section 8.5 of the Agreement provides that the Agreement may be amended upon the consent in writing of an eight-vote majority of the Trustees and no less than ninety percent (90%) in interest of the Certificate Holders of record, provided that no amendment which shall have the effect of extending the time for termination of this Voting Trust Agreement shall be made without the consent in writing of all of the Certificate Holders.

        Pursuant to Section 8.5 of the Agreement, the Agreement is hereby amended so as to extend the time for termination of the Agreement from June 30, 2009, to June 30, 2035, as follows:

        FIRST: The first sentence of Section 1.2 is hereby deleted, and the following sentence is substituted in its place:

Each deposit made pursuant to Section 1.1 shall continue from the date this Agreement becomes effective until June 30, 2035, unless sooner terminated as herein provided.

SECOND: Subsection 7.3(a) is hereby deleted and the following substituted in its place:

(a) Terms of Office. The Trustees named or elected hereunder shall serve terms of offices as follows, the first such term being from the effective date of the Agreement until June 30, 1994, and all subsequent terms being for consecutive five-year periods.

        THIRD: Subsection 7.3(e) dealing with the trustees’ terms of office, is hereby deleted.

        FOURTH: The second sentence of Section 8.6 is hereby deleted, and the following sentence is substituted in its place:

The trust created hereunder shall be effective as of the date hereof, and this Agreement and trust created hereunder shall remain in full force and effect until June 30, 2035, unless sooner terminated as herein provided.

FIFTH: Section 8.7 is hereby deleted and the following substituted in its place:
8.8 Renewal. Not earlier than January 1, 2035, nor later than March 31, 2035, the Trustees shall notify all Certificate Holders of their right to withdraw their shares of Series A Common upon termination of the trust on June 30, 2035, without regard to the provisions of Article III. All Certificate Holders shall have until May 15, 2035, to notify the Trustees of their preliminary intent to withdraw upon termination. The Trustees shall notify all Certificate Holders in writing before May 31, 2035, as to which Certificate Holders have presented such notice. The Certificate Holders shall notify the Trustees of the final election to withdraw upon termination on or before June 30, 2035. Each Certificate Holder shall be eligible to make a final election to withdraw irrespective of whether or not he or she notified the Trustees of a preliminary intent to withdraw. If, as of the close of business on June 30, 2035, fifty percent (50%) or less in interest of the Certificate Holders have elected to withdraw, this trust shall be automatically renewed for an additional term of the lesser of thirty-three years or the maximum number of years permitted by controlling law. If more than fifty percent (50%) in interest of the Certificate Holders have elected to withdraw, a six-vote majority of the Trustees shall be required to renew the trust. If the trust is renewed, it shall be renewed only with respect to those Certificate Holders not electing to withdraw. This renewal provision shall be equally applicable at the end of each succeeding renewal term of thirty-three years, with appropriate changes in dates to reflect the new termination date.

        SIXTH: Notwithstanding that the voting trust certificates presently in force provide that the holder will be entitled to receive shares of Series A Common on June 30, 2009, or on the earlier termination of the Voting Trust Agreement, this amendment hereby provides that the holder of a previously issued voting trust certificate shall be entitled to received shares of Series A Common upon the termination of the Voting Trust Agreement whenever that termination shall occur. Voting trust certificates issued in the future are to be modified to reflect this change.

        IN WITNESS WHEREOF, the following Trustees signify their approval of the foregoing amendment as of the date set opposite the name of each such Trustee.

Dated:	/d/ 12/12/02	/s/ Walter C. D. Carlson Walter C. D. Carlson (2 votes)
Dated:	/d/ 12/9/02	/s/ Letitia G.C. Carlson Letitia G. C. Carlson (2 votes)
Dated:	/d/ 12/12/02	/s/ LeRoy T. Carlson, Jr. Le Roy T. Carlson, Jr. (2 votes)
Dated:	/d/ 12/11/02	/s/ Prudence E. Carlson Prudence E. Carlson (2 votes)

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IN WITNESS WHEREOF, the following Certificate Holders signify their approval of the foregoing amendment as of the date set opposite the name of each such Certificate Holder:

Dated:	/d/ 12/17/02	/s/ Arthur Anderson Arthur Anderson, custodian for Jacob Anderson, Certificate Holder
Dated:	/d/ 12/17/02	/s/ Arthur Anderson Arthur Anderson, custodian for Samuel Keith Anderson, Certificate Holder
Dated:	/d/ 12/17/02	/s/ Arthur Anderson Arthur Anderson, custodian for Melissa Katherine Anderson, Certificate Holder
Dated:	/d/ 12/17/02	/s/ Arthur I. Anderson Arthur I. Anderson, Certificate Holder
Dated:	/d/ 1/3/03	/s/ Eric Anderson Eric Anderson, Certificate Holder
Dated:	/d/ 12/14/02	/s/ Kendrick Anderson Kendrick Anderson, custodian for Jill Anderson, Certificate Holder
Dated:	/d/ 12/14/02	/s/ Kendrick Anderson Kendrick Anderson, custodian for Eve Anderson, Certificate Holder
Dated:	/d/ 12/14/02	/s/ LeRoy T. Carlson LeRoy T. Carlson, Certificate Holder
Dated:	/d/ 12/14/02	/s/ Margaret D. Carlson Margaret D. Carlson, Certificate Holder
Dated:	/d/ 12/18/02	/s/ Walter C. D. Carlson, (General Partner) Milburn Limited Partnership
Amendment to the Telephone and Data Systems, Inc. Voting Trust Agreement dated as of June 30, 1989 -4-
Dated:	/d/ 12/30/02	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., Certificate Holder
Dated:	/d/ 12/30/02	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., custodian for Anthony J. M. Carlson, Certificate Holder
Dated:	/d/ 12/30/02	/s/ Catherine Mouly Catherine Mouly, custodian for Anthony J. M. Carlson, Certificate Holder
Dated:	/d/ 12/16/02	/s/ Byron Wertz Byron Wertz, trustee for Anthony J. M. Carlson, Certificate Holder
Dated:	/d/ 12/30/02	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., custodian for Leo P. M. Carlson, Certificate Holder
Dated:	/d/ 12/30/02	/s/ Catherine Mouly Catherine Mouly, custodian for Leo P. M. Carlson, Certificate Holder
Dated:	/d/ 12/16/02	/s/ Byron Wertz Byron Wertz, custodian for Leo P. M. Carlson, Certificate Holder
Dated:	/d/ 12/30/02	/s/ Catherine Mouly Catherine Mouly, Certificate Holder
Dated:	/d/ 12/20/02	/s/ Letitia G. C. Carlson Letitia G. C. Carlson, Certificate Holder
Dated:	/d/ 12/31/02	/s/ William Edwin Himwich William Edwin Himwich, Certificate Holder
Amendment to the Telephone and Data Systems, Inc. Voting Trust Agreement dated as of June 30, 1989 -5-
Dated:	/d/ 12/20/02	/s/ Letitia G. C. Carlson Letitia G. C. Carlson, custodian for Elizabeth Williamina Carlson Himwich, Certificate Holder
Dated:	/d/ 12/20/02	/s/ Letitia G. C. Carlson Letitia G. C. Carlson, custodian for Zoe M. C. Himwich, Certificate Holder
Dated:	/d/ 12/20/02	/s/ Letitia G. C. Carlson Letitia G. C. Carlson, custodian for Neil Axel Carlson Himwich, Certificate Holder
Dated:	/d/ 12/31/02	/s/ William E. Himwich William E. Himwich, trustee, E. Williamina Carlson Himwich Trust 12/11/94, Certificate Holder
Dated:	/d/ 12/31/02	/s/ William E. Himwich William E. Himwich, trustee, Zoe M. C. Himwich Trust #2, Certificate Holder
Dated:	/d/ 12/31/02	/s/ William E. Himwich William E. Himwich, trustee, Neil A. C. Himwich 2000 Trust 12/26/00, Certificate Holder
Dated:	/d/ 12/31/02	/s/ Prudence E. Carlson Prudence E. Carlson, Certificate Holder
Dated:	/d/ 12/31/02	/s/ Richard Beckett Richard Beckett, Certificate Holder
Dated:	/d/ 12/31/02	/s/ Prudence E. Carlson Prudence E. Carlson, cust. for Ida Astrid Dorothea Beckett, Certificate Holder
Amendment to the Telephone and Data Systems, Inc. Voting Trust Agreement dated as of June 30, 1989 -6-
Dated:	/d/ 12/15/02	/s/ Walter C. D. Carlson Walter C. D. Carlson, Certificate Holder
Dated:	/d/ 12/15/02	/s/ Walter C. D. Carlson Walter C. D. Carlson, custodian for Amanda Liv de Hoyos Carlson, Certificate Holder
Dated:	/d/ 12/16/02	/s/ Byron Wertz Byron Wertz, trustee for Amanda L. de Hoyos Carlson, Certificate Holder
Dated:	/d/ 12/30/02	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., trustee for Amanda L. Carlson, Certificate Holder
Dated:	/d/ 12/15/02	/s/ Walter C. D. Carlson Walter C. D. Carlson, custodian for Greta M. de Hoyos Carlson, Certificate Holder
Dated:	/d/ 1/6/03	/s/ Byron Wertz Byron Wertz, trustee for Greta M. de Hoyos Carlson, Certificate Holder
Dated:	/d/ 12/30/02	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., trustee for Greta M. Carlson, Certificate Holder
Dated:	/d/ 12/15/02	/s/ Walter C. D. Carlson Walter C. D. Carlson, custodian for Linnea Faith de Hoyos Carlson, Certificate Holder
Dated:	/d/ 12/30/02	/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., custodian for Linnea F. Carlson, Certificate Holder
Dated:	/d/ 12/15/02	/s/ Debora M. de Hoyos Debora M. de Hoyos, Certificate Holder
Amendment to the Telephone and Data Systems, Inc. Voting Trust Agreement dated as of June 30, 1989 -7-
Dated:	/d/ 12/27/02	/s/ Dagmar Maldonado Dagmar Maldonado, as Executor of the Estate of Yvonne M. Carlson, deceased, Certificate Holder
Dated:	/d/ 12/23/02	/s/ Dorothea Hopkins Dorothea Hopkins, Certificate Holder
Dated:	/d/ 12/18/02	/s/ Lester O. Johnson Lester O. Johnson Trust, Certificate Holder
Dated:	/d/ 12/18//02	/s/ Frances Johnson Frances Johnson Trust, Certificate Holder
Dated:	/d/ 12/14/02	/s/ Graham Johnson
/s/ Sharon Johnson Graham Johnson & Sharon Johnson, Certificate Holders
Dated:	/d/ 12/27/02	/s/ Adam Maldonado Adam Maldonado, Certificate Holder
Dated:	/d/ 12/27/02	/s/ Nicole Maldonado Nicole Maldonado, Certificate Holder
Dated:	/d/ 12/17/02	/s/ Donald C. Nebergall Donald C. Nebergall, as Trustee of the Donald C. Nebergall Trust, Certificate Holder
Dated:	/d/ 12/17/02	/s/ Donald C. Nebergall Donald C. Nebergall, Trustee U/A dated 12/28/72, Certificate Holder
Amendment to the Telephone and Data Systems, Inc. Voting Trust Agreement dated as of June 30, 1989 -8-
Dated:	/d/ 12/17/02	/s/ Donald C. Nebergall Donald C. Nebergall, Trustee U/A dated 12/31/76, Certificate Holder
Dated:	/d/ 1/6/03	/s/ Byron A. Wertz Byron A. Wertz Trust dated 11/21/97
Dated:	/d/ 1/6/03	/s/ Byron A. Wertz Byron Wertz, custodian for Allison M. Wertz, Certificate Holder
Dated:	/d/ 1/6/03	/s/ Byron A. Wertz Byron Wertz, custodian for Joseph E. Wertz, Certificate Holder
Dated:	/d/ 12/19/02	/s/ Florence Wertz
/s/ John E. Wertz Florence Wertz & John E. Wertz '81 Trust, Certificate Holder
Dated:	/d/ 12/19/02	/s/ Florence Wertz Florence Wertz, Certificate Holder
Dated:	/d/ 12/21/02	/s/ John Alan Wertz John Alan Wertz, Certificate Holder
Dated:	/d/ 12/16/02	/s/ Kristin Wertz Kristin Wertz, Certificate Holder
Dated:	/d/ 12/18/02	/s/ Maria Lundin Maria Lundin, Certificate Holder
Dated:	/d/ 12/18/02	/s/ Melissa A. Mouly Melissa A. Mouly

Amendment to the Telephone and Data Systems, Inc. Voting Trust Agreement dated as of June 30, 1989 -9-
Dated:	/d/ 12/17/02	/s/ Raymond Mouly
/s/ Ruth Mouly Raymond and Ruth Mouly
Dated:	/d/ 12/21/02	/s/ Margaret M. Schlangen Margaret M. Schlangen
Dated:	/d/ 1/2/03	/s/ Maria Lundin Maria Lundin, custodian for Christopher George
Dated:	/d/ 12/17/02	/s/ Robert W. Nebergall Robert W. Nebergall, custodian for Nathan R. B. Nebergall
Dated:	/d/ 12/17/02	/s/ Robert W. Nebergall Robert W. Nebergall, custodian for Bartholomew W. C. Nebergall

Amendment to the Telephone and Data Systems, Inc. Voting Trust Agreement dated as of June 30, 1989 -10-